04 MAR 23 AM 7:21

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

12 March 2004

04010762

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

Andrew Geddes
Corporate Communications

dlw 3/23

encls

asx announcement

Ventracor Trading Halt

<u>Sydney, 12 March 2004:</u> Ventracor (ASX: VCR) today said it had called a temporary halt to trade in its shares following a report in the *Sydney Morning Herald* (Business page 19) which contained information that could be misinterpreted to suggest a delay in the Pilot Trial of its VentrAssist™ 'artificial heart' at The Alfred hospital in Melbourne.

Ventracor is currently seeking clarification from The Alfred hospital over comments reported in the newspaper.

Ventracor is seeking a speedy conclusion of a review by The Alfred hospital of its VentrAssist™ 'artificial heart' device.

As soon as this information is received by Ventracor, the market will be informed.

For more information, please contact:

Colin Sutton PhD
Ventracor Limited
Chief Executive Officer
02 9406 3088